Exhibit 12.1
Associated Materials, LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	Years Ended		October 13, 2010 to January 1, 2011	January 3, 2010 to October 12, 2010	Years Ended
(dollars in thousands)	December 29, 2012	December 31, 2011			January 2, 2010	January 3, 2009
Earnings:
Income (loss) before income taxes	$(32,762)	$(223,223)	$(56,462)	$(66,054)	$23,048	$(23,335)
Plus: Fixed charges	87,544	87,982	18,621	67,895	88,812	93,727
Total earnings (loss)	54,782	(135,241)	(37,841)	1,841	111,860	70,392

Fixed charges:
Interest expense	75,520	75,729	16,120	58,759	77,352	82,567
Plus: Imputed interest on operating leases	12,024	12,253	2,501	9,136	11,460	11,160
Total fixed charges	$87,544	$87,982	$18,621	$67,895	$88,812	$93,727

Ratio of earnings to fixed charges (1)	0.63	—	—	0.03	1.26	0.75

(1)
For the successor years ended December 29, 2012 and December 31, 2011, the successor period October 13, 2010 to January 1, 2011, the predecessor period January 3, 2010 to October 12,2010 and the predecessor year ended January 3, 2009 earnings were not adequate to cover fixed charges by $32.8 million, $223.2 million, $56.5 million, $66.1 million and $23.3 million, respectively.